O’Melveny & Myers LLP Times Square Tower 7 Times Square New York, NY 10036	T: +1 212 326-2000 F: +1 212 326-2061 omm.com	File Number: 0008334-00035
VIA EDGAR
April 8, 2024
Mr. Paul Cline
Ms. Kristina Marrone
Ms. Isabel Rivera
Ms. Mary Beth Breslin
Division of Corporation Finance
Office of Real Estate & Construction
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Sunrise Realty Trust, Inc.
Response to the Staff’s Comments on Registration Statement on Form 10-12B
Filed on February 22, 2024
File No. 001-41971
Dear Mr. Cline, Ms. Marrone, Ms. Rivera and Ms. Breslin:
On behalf of our client, Sunrise Realty Trust, Inc., a Maryland corporation (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 21, 2024 regarding the Company’s Registration Statement on Form 10-12B filed via EDGAR to the Commission on February 22, 2024 (the “Registration Statement”).
Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to the Company’s Registration Statement on Form 10-12B (the “Amended Registration Statement”), which includes an amended Exhibit 99.1 (the “Information Statement”), via Workiva to the Commission for review.
The Staff’s comments are repeated below in bold and are followed by the Company’s responses. To the extent helpful, we have included page references in the Information Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement.

Exhibit 99.1 to Registration Statement on Form 10-12B submitted February 22, 2024
Risk Factors
Subject to the approval of our Board..., page 16
1.We note your risk factor disclosure on page 25 of your Information Statement regarding your external manager's ability to change the investment strategies without the consent of your stockholders. Please include disclosure about how stockholders will be informed of any changes to the investment strategies.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 27 of the Information Statement accordingly.
In connection with the separation into two public companies..., page 34
2.We note your disclosure that in connection with the separation, you will enter into an indemnification agreement with AFC Gamma. Please file the indemnification agreement as an exhibit to your registration statement, or advise.
Response: The Company respectfully acknowledges the Staff’s comment and informs the Staff that it will file, as Exhibit 2.1 to the Registration Statement, a Form of Separation and Distribution Agreement by and between the Company and AFC Gamma, Inc. (“AFC Gamma”), which will include a discussion of the terms of the indemnification between the Company and AFC Gamma.
Our Bylaws designate the Circuit Court for Baltimore City, Maryland as the sole and exclusive forum..., page 37
3.We note your risk factor disclosure on page 37 of your Information Statement that your bylaws designate the federal district courts of the United States as the sole and exclusive forum for the resolution of any claim arising under the Securities Act. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please revise your disclosure to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 40 of the Information Statement accordingly.
Unaudited Pro Forma Statement of Operations, page 64
4.Please revise the footnotes to the unaudited pro forma statement of operations to disclose the assumptions made in arriving at the amount of each adjustment, providing the detail necessary for a reader to be able to recalculate the amount of each adjustment.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure beginning on page 67 of the Information Statement accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Recent Developments, page 67
5.Please revise the discussion of the loans to provide a more robust discussion of the reserves being held on each loan, including how the reserves are recorded and how it is anticipated that they will be drawn down. Clarify why the reserves are not reflected in the unaudited pro forma financial statements. Also expand your disclosure to address the credit quality of the loans acquired.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 70 of the Information Statement accordingly. Further, with respect to Loan A, the reserve is fully funded and held by the Agent on the loan. As such, the reserve is not included in the unaudited pro forma financial statements. With respect to Loan B, the reserve has not been drawn and is an unfunded commitment which will be reflected in the footnotes to SUNS’ balance sheet as of March 31, 2024 and going forward until drawn. As such, the amounts are not included in the unaudited pro forma financial statements.
Business
Target Investments and Portfolio, page 76
6.Within your discussion of your target investments and portfolio, please clarify the meaning of “markets in the Southern US benefiting from economic tailwinds with growth potential,” including, as an example only, the specific commercial real estate subindustries that the company intends to target.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 79 of the Information Statement accordingly.
Current and Prospective Portfolio, page 76
7.Please revise your disclosure regarding your current portfolio to provide details regarding the commercial real estate collateral type (e.g., office, hotel, retail, etc.), geographic location, and other portfolio characteristics (e.g., interest rate type, loan size, etc.), or advise us why it is not material to investors.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 80 of the Information Statement accordingly.
Directors and Executive Officers, page 80
8.Please revise your disclosure regarding Leonard M. Tannenbaum and Alexander Frank to include a discussion of the 2015 and 2018 cease and desist orders involving Fifth Street Asset Management referenced on page 44 of the Information Statement or advise us why they are not material to an evaluation of the ability or integrity of a director or executive officer. Refer to Item 401(f) of Regulation S-K.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the 2015 and 2018 actions involving Fifth Street Asset Management referenced on page 47 of the Information Statement are not material to an evaluation of the ability or integrity of Messrs. Tannenbaum and Frank to serve as officers or directors of SUNS. Each of these matters have been resolved with the dismissal of all claims against both Messrs. Tannenbaum and Frank. Additionally, neither Mr. Tannenbaum or Mr. Frank were subject to the Order. While these types of matters may cause reputational harm for SUNS, given the particular facts (i.e., all claims were dismissed and Messrs. Tannenbaum and Frank were not subject to the Order), the Company believes a discussion of these actions are not material to an evaluation of ability or integrity of Messrs. Tannenbaum and Frank to serve as officers or directors of SUNS.

Management Compensation, page 94
9.We note that you intend to reimburse your advisor for costs associated with salaries and benefits to be paid to your named executive officers. In future filings that require Item 404 of Regulation S-K disclosure, please break out the amounts paid pursuant to the expense reimbursement fee and specify any amounts reimbursed for salaries or benefits of each of your named executive officers.
Response: The Company respectfully acknowledges the Staff’s comment and agrees that in future filings that require Item 402 of Regulation S-K disclosure, the Company will break out the amounts paid pursuant to the expense reimbursement fee and will specify any amounts reimbursed for salaries or benefits of each of the Company’s named executive officers.
Certain Relationships and Related Transactions, and Director Independence, page 100
10.Please consider providing a chart depicting the relationships between the various related parties including, but not limited to, Leonard Tannenbaum, TCG Services LLC, Brian Sedrish, and Southern Realty Trust Inc.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 79 and 105 of the Information Statement accordingly.
11.We note your disclosure on page 57 of your Information Statement that your Chief Executive Officer, Brian Sedrish, also manages Southern Realty Trust, Inc., a REIT with a similar investment strategy to that of your company. Please disclose how investment opportunities will be allocated between the two entities.
Response: The allocation policy of SUNS Manager addresses the allocation of investment and disposition opportunities between SUNS and SRT. Furthermore, investment and disposition decisions between SUNS and SRT are subject to SUNS Manager’s policies with respect to related party transactions. The Company has revised the disclosure on page 97 of the Information Statement to clarify that the allocation policy addresses the allocation of opportunities between SUNS and SRT.
General
12.We note you intend to elect and operate your business as a real estate investment trust and are dependent on Sunrise Manager LLC and its affiliates. Please include disclosure comparable to that required by Industry Guide 5, including prior performance tables for programs with similar investment objectives, or advise us why such disclosure is not material to investors. For guidance, see CF Disclosure Guidance: Topic No. 6.
Response: While Industry Guide 5 by its terms applies to real estate limited partnerships, the Company acknowledges that Securities Act Release 33-6900 provides that the requirements of Industry Guide 5 “should be considered, as appropriate, in the preparation of registration statements for real estate investment trusts.” The Company also understands that the Commission and its Staff have in practice extended the application of Industry Guide 5 to a registration statement by a real estate investment trust that has no operating history if the registration statement does not specify the use of at least 75% of the expected proceeds of the offering, which is otherwise known as a “blind pool” offering, since prospective investors will not for the most part know which assets will be acquired by the registrant.
The Company does not believe that the Spin-Off will result in a “blind pool” investment opportunity for prospective investors and respectfully submits that Industry Guide 5 disclosure is not necessary or appropriate for its offering because (i) it is not newly formed and currently has a meaningful existing portfolio consisting of the same types of assets that it intends to invest in with the assets to be contributed from AFC Gamma as part of the Separation and Distribution (the “Assets”), and (ii) the types of assets in which the Company will invest in will have been sufficiently identified and described in the Information Statement.

The Company respectfully submits that even though it commenced operations in August 2023, it has developed a substantial loan portfolio consisting of the same type of loans that the Company intends to fund with the Assets and significant details regarding its current portfolio are described in the Information Statement. Prior to the completion of the Spin-Off, the Company expects that over 75% of the assets that the Company will hold upon the completion of the Spin-Off will be compromised of committed loans (as measured by principal amount). The Company’s current portfolio is comprised of committed loans totaling approximately $56.4 million in total principal amount and an executed term sheet for a loan commitment totaling approximately $45.0 million in principal amount (“Loan C”). Disclosure regarding the term sheet and investment opportunity related to Loan C is now included on page 80 of the Information Statement. The Company expects that Loan C will be a committed loan at the time of the completion of the Spin-Off. The Company expects that $115 million of assets in the aggregate will held by SUNS upon the completion of the Spin-Off.
The Company believes that a potential future investor in the Company will have available to it sufficient information at the time it makes an investment decision about the Company’s existing loan portfolio and the types of investments the Company intends to make such that the investor will not be exposed to the risks associated with an investment in a “blind pool” offering.
13.Please provide a detailed legal analysis addressing the following considerations under the Investment Company Act of 1940 (the “Investment Company Act”). For each response, where applicable, please provide such analysis (i) as of December 31, 2023; and (ii) based on your expectations for the Company (a) immediately following AFC Gamma’s contribution of assets, liabilities and business related to the Spin-Off Business to the Company, and (b) following the completion of the Spin-Off on a going-forward basis.
•Please provide a detailed legal analysis regarding whether the Company (and its subsidiaries) meets the definition of an “investment company” under Section 3(a)(1)(A) of the Investment Company Act. In your response, please address, in detail, each of the factors outlined in Tonapah Mining Company of Nevada, 26 SEC 426 (1947) and provide legal and factual support for your analysis of each such factor.
Response: Under Section 3(a)(1)(A) of the Investment Company Act, the term “investment company” includes any issuer which “is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities.” The determination of an issuer’s primary business engagement requires a fact-specific inquiry. Over the years, the SEC and the courts have developed a number of criteria to be used in determining whether a company is engaged primarily in a non-investment business. The criteria applicable to nearly every situation are: (i) the company’s historical development; (ii) its public representations of policy; (iii) the activities of its officers and directors; (iv) the sources of its present income; and (v) the nature of its present assets (the “Tonopah Factors”).1
The Company respectfully submits that while it may be an “investment company” under Section 3(a)(1)(A) of the Investment Company Act, it has and intends to conduct its operations (since December 31, 2023 and following the Spin-Off) so that the Company will be exempt from the provisions of the Investment Company Act pursuant to the exclusion contained in Section 3(c)(5)(C) thereunder which generally excludes from the definition of “investment company” any entity that is primarily engaged in “purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” This was intended to exclude issuers that were primarily engaged in the mortgage banking and real estate businesses and that did not resemble, or were not considered to be, issuers that were in the investment company business (together,
1 Tonopah Mining Co. of Nev., 26 S.E.C. 426, 427 (1947).

“Real Estate Finance Business”).2 As such, the Company does not intend to rely on the Tonopah Factors to determine that it is not an “investment company.”
The SEC has acknowledged that the Real Estate Finance Business has substantially evolved since the enactment of the Investment Company Act, including with the creation and use of new debt financing techniques and mortgage-related products, and an issuer that is engaged in the Real Estate Finance Business might hold assets, acquired in the course of engaging in the operation of its business, that are not the assets specified in Section 3(c)(5)(C) of the Investment Company Act. To address such substantial evolution, the SEC has applied a holistic approach to analyzing whether a real estate company structure, as a complete enterprise, is engaged in a Real Estate Finance Business, and has, in limited circumstances, avoided an analysis that looks solely at an issuer’s assets as dispositive of its primary business.3
To date, there is minimal guidance available as to when a more holistic analysis should be applied, and, as such, the Company intends to run its operations so that it will qualify for the Section 3(c)(5)(C) exclusion when looking solely at its assets as opposed to the Tonopah Factors.
The exclusion in Section 3(c)(5)(C) may be available to an issuer if: (1) at least 55% of its assets consist of “mortgages and other liens on and interests in real estate” (“Qualifying Interests”) and the remaining 45% of its assets consist primarily of real estate-type interests; (2) at least 80% of its total assets consist of Qualifying Interests and real estate-type interests; and (3) no more than 20% of its total assets consist of assets that have no relationship to real estate.4 As discussed below, the Company meets the above thresholds and intends to continue to meet the above thresholds to rely on Section 3(c)(5)(C) both immediately following AFC Gamma’s contribution of assets, liabilities and business related to the Spin-Off Business to the Company, and following the completion of the Spin-Off on a going-forward basis.
•Please provide a detailed legal analysis regarding whether the Company and each of its subsidiaries meets the definition of an “investment company” under Section 3(a)(1)(C) of the Investment Company Act. Please include in your analysis all relevant calculations under Section 3(a)(1)(C) as of the most recent fiscal quarter end, identifying each constituent part of the numerator(s) and denominator(s). Please also describe and discuss any other substantive determinations and/or characterizations of assets that are material to your calculations.
Response: Section 3(a)(1)(C) of the Investment Company Act defines an “investment company” as “any issuer which is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.”
The term “investment security” is broadly defined in Section 3(a)(2) of the Investment Company Act as “all securities except (A) Government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in [Section 3(c)(1) or 3(c)(7) of the Investment Company Act].”
While prior to December 31, 2023, the Company primarily held cash, the Company currently holds two mezzanine loans (each, a “Tier 1 Mezzanine Loan”) which are Qualifying Interests and which represent
2 See Great Ajax Funding LLC, SEC Staff No-Action Letter (February 12, 2018) (citing H.R. Rep. No. 2639, 76th Cong., 3d Sess. 12 (1940); H.R. Rep. No. 1382, 91st Cong., 2d Sess. 17 (1970). See also SEC, Report on the Public Policy
Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong. 2d Sess. 328 (1966); Exclusion from the Definition of Investment Company for Certain Structured Financings, Investment Company Act Release No. 18736 (May 29, 1992) at text following n.5).
3 See Great Ajax Funding LLC, SEC Staff No-Action Letter (February 12, 2018).
4 See Great Ajax Funding LLC, SEC Staff No-Action Letter (February 12, 2018); See also, e.g., Salomon Brothers, Inc., SEC Staff No-Action Letter (June 17, 1985); Citytrust, SEC Staff No-Action Letter (Dec. 19, 1990); Greenwich Capital Acceptance Inc., SEC Staff No-Action Letter (Aug. 8, 1991).

greater than 40% of the value of the Company’s total assets. In addition, the Company does and intends to continue to conduct its business so that it can rely on the exclusion provided in Section 3(c)(5)(C).
•Notwithstanding the generality of the foregoing comments, to the extent the Company and its subsidiaries intend to rely on the exclusion from the definition of “investment company” provided by Section 3(c)(5)(C) of the Investment Company Act, please identify and provide a detailed legal analysis of Commission statements or other applicable precedent to support your determination that the Company is not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates and that the Company is primarily engaged in purchasing or otherwise acquiring mortgages and other liens on and interests in real estate for purposes of Section 3(c)(5)(C) of the Investment Company Act.
Response: As noted above, the SEC has taken the position that the exclusion in Section 3(c)(5)(C) may be available to an issuer if: (1) at least 55% of its assets consist of Qualifying Interests and the remaining 45% of its assets consist primarily of real estate-type interests; (2) at least 80% of its total assets consist of Qualifying Interests and real estate-type interests; and (3) no more than 20% of its total assets consist of assets that have no relationship to real estate.5
The Company qualifies for the Section 3(c)(5)(C) exclusion because it considers each of the two Tier 1 Mezzanine Loans currently held to be Qualifying Interests based upon the SEC’s guidance in the Capital Trust, Inc. SEC Staff No-Action Letter dated May 24, 2007. Both Tier 1 Mezzanine Loans have been made specifically and exclusively for the financing of real estate which is the functional equivalent of, and provides its holder with the same economic experience as, a second mortgage. The principal terms and features of a second mortgage loan are present in each Tier 1 Mezzanine Loan since each was made specifically and exclusively for the financing of real estate that is junior to the first mortgage loan but senior to the equity position of the owner of the property. The Tier 1 Mezzanine Loans were underwritten based on the same considerations and analysis of the underlying property, and the Company exercises ongoing control rights over the management of the underlying property.6
In addition, immediately prior to and following the Spin-Off Business, the Company intends to conduct its business so that it can continue to rely on the exclusion provided in Section 3(c)(5)(C) of the Investment Company Act. To constitute a Qualifying Interest, a real estate interest must meet various criteria based on SEC no-action letters. We expect that the Company will invest at least 55% of its assets in Qualifying Interests, with substantially all of its remaining assets in other types of real estate‐related interests. The Company expects to rely on guidance published by the SEC or on analyses of such guidance to determine which assets are Qualifying Interests and real estate‐related interests. For example, absent additional guidance from the SEC, the Company expects to treat: (i) real estate assets as Qualifying Interests; (ii) mortgage loans fully secured by real estate as Qualifying Interests; (iii) participations in such mortgage loans as real estate‐related interests unless the participation has the attributes described in the Capital Trust, Inc., SEC Staff No‐Action Letter dated February 3, 2009, in which case the participation would be treated as a Qualifying Interest; (iv) mezzanine loans as real estate‐related interests unless they are “Tier I” mezzanine loans meeting the criteria set forth in the Capital Trust, Inc., SEC Staff No‐Action Letter dated May 24, 2007, in which case the mezzanine loan would be treated as a Qualifying Interest; and (v) equity investments in entities owning real estate, whether common or preferred, as real estate-related.
5 See Great Ajax Funding LLC, SEC Staff No-Action Letter (February 12, 2018); See also, e.g., Salomon Brothers, Inc., SEC Staff No-Action Letter (June 17, 1985); Citytrust, SEC Staff No-Action Letter (Dec. 19, 1990); Greenwich Capital Acceptance Inc., SEC Staff No-Action Letter (Aug. 8, 1991).
6 See Capital Trust, Inc., SEC Staff No-Action Letter (May 24, 2007); See also United States Property Investment N.V., SEC Staff No-Action Letter (May 1, 1989) (Mortgage loan secured exclusively by real estate in which the value of the real estate was equal or greater than the note evidencing the loan); The State Street Mortgage Co., SEC Staff No-Action Letter (July 17, 1986) (second mortgages); United Bankers, SEC Staff No-Action Letter (Mar. 23, 1988) (fee interests in real estate).

The Information Statement includes information on the Company’s investment limitations and proportions and includes a copy and discussion of the Company’s Investment Guidelines. The Company has adopted Investment Guidelines requiring the Company and SUNS Manager to abide by certain investment strategies including, but not limited to, (i) not making investments that would cause the Company to fail to qualify as a REIT, or that would cause the Company to be regulated as an investment company under the Investment Company Act and (ii) not making investments that would cause the Company to violate any law, rule or regulation of any governmental body or any securities exchange or that would otherwise not be permitted by the Company’s governing documents. The Investment Guidelines provide that the Company will focus on Target Investments, as further described under “Business—Target Investments and Portfolio” in the Information Statement, and they permit additional flexibility, including but not limited to the ability to invest in certain debt securities or other types of assets, in each case, as contemplated by and subject to the restrictions in the Investment Guidelines.
Additionally, the Company (i) is not engaged, or proposing to engage, in the business of issuing “redeemable securities,” “face-amount certificates” of the “installment type” or “periodic payment plan certificates,” as each such term is defined in the Investment Company Act, and (ii) has not been engaged in such business nor does it have any such securities or certificates outstanding.
* * *

If you have any questions regarding the Registration Statement, please contact Jeeho Lee by telephone at 212-326-2266 or via e-mail at jeeholee@omm.com.

Very truly yours,

/s/ Jeeho Lee
cc:
Brandon Hetzel, Chief Financial Officer, Sunrise Realty Trust, Inc.
C. Brophy Christensen, Partner, O’Melveny & Myers LLP
Brad L. Finkelstein, Partner, O’Melveny & Myers LLP